EXHIBIT 23(H)(XXV) UNDER FORM N-1A
                                              EXHIBIT 10 UNDER ITEM 601/REG. S-K
                                   SCHEDULE C

Subject to the terms and conditions of this Agreement, Hartford shall be appointed to, and agrees to act, as a limited agent of Trust for the sole purpose of receiving instructions from authorized parties as defined by the Contracts for the purchase and redemption of Fund shares prior to the close of regular trading each Business Day. A "Business Day" is defined in Article 1.1(B) of the Agreement. Except as particularly stated in this paragraph, Hartford shall have no authority to act on behalf of Trust or to incur any cost or liability on its behalf.

Until such time as Trust and Hartford are able to utilize the National Securities Clearing Corporation ("NSCC") Defined Contribution Clearing and Settlement ("DCC&S") Fund/SERV system: Trust will use its best efforts to provide to Hartford or its designated agent closing net asset value, change in net asset value, dividend or daily accrual rate information and capital gain information by 6:30 p.m. Eastern Time each Business Day. Hartford or its agent shall use this data to calculate unit values. Unit values shall be used to process the same Business Day's contract transactions. Orders derived from, and in amounts equal to, instructions received by Hartford prior to the Close of Trading on the New York Stock Exchange on any Business Day ("Day 1") shall be transmitted without modification (except for netting or aggregating such orders) to Trust by 8:30 a.m. Eastern Time on the next Business Day. Such trades will be effected at the net asset value of each Fund's shares calculated as of the Close of Trading on Day 1. Trust will not accept any order made on a conditional basis or subject to any delay or contingency.

Until such time as Trust and Hartford are able to utilize the DCC&S Fund/SERV system, each party shall, as soon as practicable after transmittal of an instruction or confirmation, verify the other party's receipt of such instruction or confirmation, and in the absence of such verification such a party to whom an instruction or confirmation is sent shall not be liable for any failure to act in accordance with such instruction or confirmation, and the sending party may not claim that such an instruction or confirmation was received by the other. Each party shall notify the other of any errors, omissions or interruptions in, or delay or unavailability as promptly as possible.

   a) For those purchase orders not transmitted via the DCC&S Fund/SERV system, Hartford shall complete payment to Trust or its designated agent in federal funds no later than 3:00 P.M. on the Business Day following the day on which the instructions are treated as having been received by Trust pursuant to this Agreement.

   b) For those redemption orders not transmitted via the DCC&S Fund/SERV system, Trust or its designated agent shall initiate payment in federal funds no later than 3:00 P.M. on the Business Day following the day on which the instructions are treated as having been received by Trust pursuant to this Agreement.




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At such time as Trust and Hartford are able to transmit information via the
NSCC's DCC&S Fund/SERV System:

   a) Orders derived from, and in amounts equal to, instructions received by Hartford prior to the Close of Trading on Day 1 shall be transmitted without modification (except for netting and aggregation of such orders) via the NSCC's DCC&S Fund/SERV system to Trust no later than 5:00 a.m. Eastern Time on the Next Business Day. Such trades will be effected at the net asset value of each Fund's shares calculated as of the Close of Trading on Day 1.

   b) Trust and Hartford shall mutually agree there may be instances when orders shall be transmitted to Trust via facsimile no later than 8:30 a.m. rather than through the DCC&S Fund/SERV system. In such instances, such orders shall be transmitted to Trust via facsimile no later than 8:30 a.m. Eastern Time on the next Business Day.

   c) With respect to purchase and redemption orders received by Trust on any Business Day for any Fund, within the time limits set forth in this Agreement, settlement shall occur consistent with the requirements of DCC&S Fund/SERV system.

At such time as Trust and Hartford are able to transmit information via the DCC&S Fund/SERV system: Trust or its designated agent shall send to Hartford, via the DCC&S Fund/SERV system, verification of net purchase or redemption orders or notification of the rejection of such orders ("Confirmations ") on each Business Day for which Hartford has transmitted such orders. Such confirmations shall include the total number of shares of each Fund held by Hartford following such net purchase or redemption. Trust, or its designated agent, shall submit in a timely manner, such confirmations to the DCC&S Fund/SERV system in order for Hartford to receive such confirmations no later than 11:00 a.m. Eastern Time the next Business Day. Trust or its designated agent will transmit to Hartford via DCC&S NETWORKING system those Networking activity files reflecting account activity. In addition, within five (5) Business Days after the end of each month, Trust or its affiliate will send Hartford a statement of account which shall confirm all transactions made during that particular month in the account.


DOCUMENTS AND OTHER MATERIALS

                         DOCUMENTS PROVIDED BY HARTFORD

Hartford agrees to provide Trust, upon written request, any reports indicating the number of shareholders that hold interests in the Funds and such other information (including books and records) that Trust may reasonably request. Hartford agrees to provide Trust, upon written request, such other information (including books and records) as may be necessary or advisable to enable it to comply with any law, regulation or order.

                          DOCUMENTS PROVIDED BY TRUST

Within five (5) Business Days after the end of each calendar month, Trust, Distributor, or Adviser shall provide Hartford, or its designee, a monthly statement of account, which shall confirm all transactions made during that particular month.





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